UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

583928 10 6 (CUSIP Number)

December 31, 2003

(Date of Event Which Required Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No.  583928  10  6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew M. Murstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

1,438,332[1] (including 183,332 shares which may be acquired upon the exercise of stock purchase options)

  6.    Shared Voting Power

                -0-

  7.    Sole Dispositive Power

1,438,332[1] (including 183,332 shares which may be acquired upon the exercise of stock purchase options)

  8.    Shared Dispositive Power

                -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,332[1] (including 183,332 shares which may be acquired upon the exercise of stock purchase options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.88% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2003)

12.	Type of Reporting Person (See Instructions) IN

[1]	1,250,000 shares are held in the Andrew Murstein Family Trust.

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

Item 1.	(a)	Name of Issuer: Medallion Financial Corp.

	(b)	Address of Issuer’s Principal Executive Offices: 437 Madison Avenue, 38 th Floor New York, NY 10022

Item 2.	(a)	Name of Person Filing: Andrew Murstein

	(b)	Address of Principal Business Office or, if none, Residence: Medallion Financial Corp. 437 Madison Avenue, 38 th Floor New York, NY 10022

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 583928 10 6

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a: Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act,

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act,

	(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

(f)	Employee Benefit Plan, Pension Fund which is subject to the Provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,438,332 shares [2] (including 183,332 shares, which may be acquired upon the exercise of stock purchase options)

	(b)	Percent of class: 7.88% (based upon number of shares outstanding as reported in the Company’s 10-Q, filed for the quarterly period ended September 30, 2003)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,438,332 shares [2] (including 183,332 shares which may be acquired upon the exercise of stock purchase options)

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 1,438,332 shares [2] (including 183,332 shares which may be acquired upon the exercise of stock purchase options)

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

2 See footnote 1, above.

SCHEDULE 13G/A

CUSIP NO. 583928 10 6

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2004

/s/ ANDREW M. MURSTEIN

Name: Andrew M. Murstein Title: President and Director of Medallion Financial Corp.

Individually and as Trustee under the Andrew Murstein Family Trust